FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

Of The Securities Exchange Act of 1934

For the month of August, 2007

MAX RESOURCE CORP.

(formerly, VANCAN CAPITAL CORP.)

(SEC File No. 0-30780)

Suite 1400 – 400 Burrard Street

Vancouver, B.C. V6C 3G2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Cover Form 20-F or Form 40-F.

Form 20-F     x

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No    x

MAX RESOURCE CORP.

Suite 1400 – 400 Burrard Street

Vancouver, B.C.

V6C 3G2

Tel: (604) 643-1719

Fax: (604) 643-1789

August 1, 2007

TSX-V Symbol: MXR

OTC BB Symbol: MXROF

Frankfurt: M1D

NEWS RELEASE

President of a Uranium and Molybdenum Exploration Company Interviewed on Market News First

Vancouver, BC August 1, 2007.    Mr. Stuart Rogers, the President of MAX Resource Corp., will be featured in an exclusive live interview to be broadcast on Market News First (www.mn1.com) on Wednesday, August 1, 2007, at 2:00 PM Eastern Time.

Mr. Rogers will discuss MAX’s current exploration activities underway for uranium and molybdenum in the United States.

Drilling has commenced in Alaska, where MAX is following up on prior drilling that intersected significant molybdenum mineralization. A drill program was completed in New Mexico in June that confirmed historic uranium drill results, with further drilling planned.   In Arizona, the Company holds a significant claim block in the highly prospective Arizona Uranium Strip in Mohave County.

About MAX Resources

MAX Resource Corp. is a Canadian mineral exploration company focused on Uranium exploration, with properties in the U.S. and Canada.  In addition, it holds highly prospective gold properties in Nevada and Alaska that have additional potential for Molybdenum (Alaska) and Zinc (Nevada).  For more information, please visit our web site at www.maxresource.com.

On behalf of the Board of Directors of

MAX Resource Corp.

“STUART ROGERS”

Stuart Rogers

President

Contact: Leonard MacMillan, Corporate Communication

Telephone: 800 248 1872 or 604 637 2140

info@maxresource.com    www.maxresource.com

THE CONTENTS OF THIS NEWS RELEASE HAVE NEITHER BEEN APPROVED NOR DISAPPROVED BY THE TSX VENTURE EXCHANGE.

MAX RESOURCE CORP.

Suite 1400 – 400 Burrard Street

Vancouver, B.C.

V6C 3G2

Tel: (604) 643-1719

Fax: (604) 643-1789

August 29, 2007

TSX-V Symbol: MXR

OTC BB Symbol: MXROF

Frankfurt: M1D

NEWS RELEASE

MAX intersects 540 feet of 0.054% MoS2  at Gold Hill Molybdenum project; includes interval of 250 feet of 0.08% MoS2

MAX Resource Corp (TSX.V: MXR; OTC BB: MXROF) announces that assays have been received from the top half of drill hole DH-07-1 on the Gold Hill Molybdenum Property in Alaska.  Assays for the top 540 feet returned 0.054% MoS2 and include a 250 foot intercept of 0.08% MoS2  (See table below for details).  This hole was drilled to a depth of 1,000 feet however, due to the current backlog of work at assay laboratories in Alaska, assays below 540 feet have not yet been completed.  Mineralization was noted throughout the hole however no conclusions can be drawn as to the nature or extent of such mineralization prior to the receipt of assays.

The current drilling program is designed to follow up on historic work and assay results obtained by the New Alaskan Syndicate (Cities Services Minerals and Dome Mines) in the 1970’s. The early results for molybdenum from this hole have exceeded the previous results reported by the New Alaskan Syndicate at this location.

To date, MAX has drilled a total of four holes (assay results are pending) at Gold Hill and expects to complete one additional hole before the end of the exploration season in early September.

The partial results for DH 07-01 are as follows:

Drill Hole	Interval (feet)	Width (feet)	Mineralization

DH- 07-01	0-540	540 feet	0.054% MoS2 (0.0326% Mo)
Including	260-540	250 feet	0.080% MoS2 (0.048% Mo)

The assays for the balance of Hole DH-07-01 are expected within a few weeks, with the results from the remaining holes from the current drill program expected in 6-8 weeks.

Visually, the results observed in the MAX drill core appear to be similar to the historic descriptions in the previous drill holes that have been examined to date.  Readers are cautioned that, prior to receipt of assays for such holes, (which, except as disclosed above, remain outstanding) no conclusions can be drawn as to the nature or extent of such mineralization.

Mr. Clancy Wendt, P.Geo., VP Exploration for MAX states, “We are extremely pleased with the results received to date from our exploration at Gold Hill.  Having encountered extensive molybdenum mineralization over significant intervals, beginning virtually at surface, we feel that Gold Hill may have the potential to be a significant new molybdenum discovery.”

QA / QC (Quality Control and Quality Assurance): Core material was collected at the drill site and placed in core boxes under the supervision of an experienced geologist. It was logged for rock type, alteration, structure, and recorded with detailed descriptions. Core was split using a hydraulic core splitter and one half sent to the Alaska Assay Laboratories. The other half is kept at MAX’s core storage facility in Anchorage.  Drill holes were sampled at five foot sample intervals. Samples were delivered in sealed bags to the Alaska Assay Labs facility in Fairbanks, Alaska for sample preparation. Alaska Labs is using a 2 acid digestion and a 30 Element AES ICP Scan.

Sample Preparation quality control at Alaska Assay Labs includes strict chain of custody documentation, careful logging of samples documentation, careful cleaning of all equipment documentation, and careful monitoring of crush and grind particle size documentation, and careful protocol documentation following ISO9002/17025 guidelines.

QP (Qualified Person): Max’s exploration program was supervised by Clancy J. Wendt, P.Geo., who is a qualified person as defined by National Instrument 43-101.

About Gold Hill

The Gold Hill property comprises 8,520 acres located approximately 212 miles north, northeast of Anchorage, Alaska and is accessible to within five miles of the property by the all-weather unpaved Denali Highway (State Highway 8).

The Claims were explored for base metals during the early 1970’s by the New Alaska Syndicate (Cities Services Minerals and Dome Mines Ltd).  Numerous holes were drilled over the then 4,960 acre property. The drill holes tested various soil anomalies on the southwest side of Gold Hill where significant molybdenum mineralization was first intersected.  Hole DDH 77-2, intersected a quartz-molybdenum (with minor copper) zone grading 0.048% MoS2 from surface to 536 feet with a higher grade interval from 350-500 (150 feet) of 0.094% MoS2. This area has never seen modern exploration techniques applied.  The immediate area contains a significant magnetic anomaly that coincides with the known mineralization. Previous drilling never tested this magnetic feature nor the surrounding sedimentary rocks. This area is best described as having strong skarn and silicification development and coincident mineralization. This area is the primary target of the current exploration program.  For more information on the Gold Hill project, please visit our web site at www.maxresource.com.

A National Instrument 43-101 Geological Report was completed on the Gold Hill project in July 2004 and can be viewed on SEDAR or at www.maxresource.com.  The historic information provided in this news release is for reference only and the reader should not infer or assert that the information is correct, reliable, relevant or accurate and should not be relied upon. There are no resources and reserve estimates relating to the Claims and the original target estimate by Dome and Cities Service is historical in nature, has not been verified by the issuer’s qualified person, may not be relevant and should not be relied upon.

Mr. Clancy J. Wendt, P. Geo. has acted as the qualified person as defined in National Instrument 43-101 for this disclosure and supervised the preparation of the technical information in this news release.

About MAX Resource Corp.

MAX Resource Corp. is a Canadian mineral exploration company that identifies, acquires and finances advanced stage exploration projects.  MAX is currently focused on the discovery of Molybdenum, Uranium, precious metals and base metals, with interests in properties in Alaska, Utah, New Mexico and the Northwest Territories of Canada.

On behalf of the Board of Directors of

MAX Resource Corp.

“STUART ROGERS”

Stuart Rogers

President

Contact: Leonard MacMillan, Corporate Communication

Telephone: 800 248 1872 or 604 637 2140

info@maxresource.com    www.maxresource.com

THE CONTENTS OF THIS NEWS RELEASE HAVE NEITHER BEEN APPROVED NOR DISAPPROVED BY THE TSX VENTURE EXCHANGE.

This News Release includes certain "forward looking statements". Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve various degrees of risk. The following are important factors that could cause MAX’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital.

.

MAX RESOURCE CORP.

Suite 1400 – 400 Burrard Street

Vancouver, B.C.

V6C 3G2

Tel: (604) 643-1719

Fax: (604) 643-1789

August 30, 2007

TSX-V Symbol: MXR

OTC BB Symbol: MXROF

Frankfurt: M1D

NEWS RELEASE

Michael Baybak and Company, Inc. retained for investor relations services

MAX Resource Corp (TSX.V: MXR; OTC BB: MXROF) is pleased to announce that it has retained the Los Angeles area firm of Michael Baybak and Company, Inc. (“MBC”) to conduct institutionally-oriented investor relations programs on behalf of the Company, subject to acceptance for filing by the TSX Venture Exchange.  Headed by Mr. Michael Baybak, MBC is a long-term institutional and media investor relations specialist in the natural resource sector, with a focus on introducing Canadian resource companies of merit to broader institutional and retail investor audiences.

MBC has been retained for a one year term at US$7,000 per month, plus reasonable expenses.  MAX has the option of cancelling the agreement after the first six months of service, and/or may renew the agreement after the first year of service.  MAX has also agreed to grant 225,000 incentive stock options to principals of MBC, exercisable at a price of $0.81 for a period of two years and subject to TSX Venture Exchange rules with regard to vesting and pricing.

This agreement is subject to acceptance for filing by the TSX Venture Exchange.

About MAX Resource Corp.

MAX Resource Corp. is a Canadian mineral exploration company focused on Uranium exploration, with properties in the U.S. and Canada.  In addition, it holds highly prospective gold properties in Nevada and Alaska that have additional potential for Molybdenum (Alaska) and Zinc (Nevada).  For more information, please visit our web site at www.maxresource.com.

On behalf of the Board of Directors of

MAX Resource Corp.

“STUART ROGERS”

Stuart Rogers

President

Contact: Leonard MacMillan, Corporate Communication

Telephone: 800 248 1872 or 604 637 2140

info@maxresource.com   www.maxresource.com

THE CONTENTS OF THIS NEWS RELEASE HAVE NEITHER BEEN APPROVED NOR DISAPPROVED BY THE TSX VENTURE EXCHANGE.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAX RESOURCE CORP.

Date   September 6, 2007

By:      /s/ Stuart Rogers

Stuart Rogers

Director